Schedule A

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Hereford Street Trust	Fidelity Flex Government Money Market Fund	Money Market	03/01/2024
Fidelity Municipal Trust	Fidelity Flex Conservative Income Municipal Bond Fund	Fixed-Income	03/01/2024
Fidelity Salem Street Trust	Fidelity Flex Conservative Income Bond Fund	Fixed-Income	03/01/2024
Fidelity Salem Street Trust	Fidelity Flex U.S. Bond Index Fund	Fixed-Income	03/01/2024

Fidelity Management & Research Company LLC	FMR Investment Management (UK) Limited

By: /s/Christopher J. Rimmer Name: Christopher J. Rimmer Title: Treasurer	By: /s/Mark D. Flaherty Name: Mark D. Flaherty Title: Director

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